UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 4, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports on results of the 2025 Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s /Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: March 4, 2025

Pharming Group reports on results of the 2025 Extraordinary General Meeting of Shareholders

Leiden, the Netherlands, March 4, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) announces today that the Extraordinary General Meeting of Shareholders (EGM) has adopted all proposals on the EGM agenda.

Shareholders approved the appointment of Mr. Fabrice Chouraqui as Executive Director and Chief Executive Officer for a term of four years.

As a result, Mr. Chouraqui succeeds Mr. Sijmen de Vries with immediate effect. To ensure a smooth hand-over of tasks and responsibilities, Mr. de Vries will remain a strategic advisor to the new CEO until December 31, 2025.

In addition, shareholders also approved the proposal to approve certain components of the remuneration package of Mr. Chouraqui in his capacity as Executive Director and Chief Executive Officer.
A recording of the webcast, presentation slides from today’s EGM, and more details regarding both agenda items are available on the Pharming website in the Investor Relations section.

Dr. Richard Peters, Chairman of the Board of Directors, commented:
“On behalf of the entire Board, we welcome Fabrice Chouraqui as our new Executive Director and Chief Executive Officer and we look forward to working with him to deliver on Pharming’s objectives and to further strengthen the company’s position in the rare disease market. We would also like to thank our outgoing Chief Executive Officer, Sijmen de Vries, for his significant accomplishments and leadership over the past 16 years and for remaining as strategic advisor through year end.”

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK

Simon Conway/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl